Issuer Free Writing Prospectus, dated September 6, 2016

Filed pursuant to Rule 433 under the Securities Act of 1933

Supplementing the Preliminary Prospectus Supplement, dated September 6, 2016

Registration Statement No. 333-213088

Cabot Corporation

Pricing Term Sheet

$250,000,000 3.400% Senior Notes due 2026

Issuer:	Cabot Corporation

Expected Ratings (Moody’s/S&P)*:	Baa2 (Stable) / BBB (Stable)

Security Type:	Senior Unsecured Notes

Principal Amount:	$250,000,000

Maturity Date:	September 15, 2026

Coupon:	3.400%

Price to Public:	99.849%

Yield to Maturity:	3.418%

Net Proceeds to the Issuer:	$247,997,500, after deducting the underwriting discount and before deducting offering expenses

Benchmark Treasury:	1.500% due August 15, 2026

Benchmark Treasury Price/Yield:	99-19+ / 1.543%

Re-Offer Spread to Benchmark Treasury:	+187.5 bps

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2017

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Optional Redemption:	Prior to June 15, 2026 (three months prior to maturity): redeemable at Issuer’s option, in whole or in part, at a redemption price equal to 100% principal amount, plus a “make-whole” premium at a discount rate of Treasury plus 30 bps, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

On or after June 15, 2026 (three months prior to maturity): redeemable at Issuer’s option, in whole or in part, at a redemption price equal to 100%

principal amount, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Settlement Date:	September 15, 2016 (T+7)

Delivery of the notes is expected to be made against payment for the notes on September 15, 2016, which will be the seventh business day following the date hereof (this settlement cycle being referred to as “T+7”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the next three business days will be required, by virtue of the fact that the notes initially will settle in seven business days (T+7), to specify alternate settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisers.

Legal Format:	SEC registered

Change of Control Triggering Event:	Upon a Change of Control Triggering Event, holders may cause Issuer to repurchase the notes at 101% of their face amount, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.

CUSIP/ISIN:	127055AK7 / US127055AK76

Joint Book-Running Managers:	J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Mizuho Securities USA Inc.

Senior Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
TD Securities (USA) LLC
Wells Fargo Securities, LLC

Co-Managers:	Citizens Capital Markets, Inc.
U.S. Bancorp Investments, Inc.
PNC Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

This communication is intended for the sole use of the person to whom it is provided by us.

The Issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you copies of the prospectus supplement and prospectus if you request them by calling J.P. Morgan Securities LLC collect at (212) 834-4533 or Citigroup Global Markets Inc. toll-free at (800) 831-9146.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Cabot Corporation on September 6, 2016 relating to the prospectus dated August 11, 2016.

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